SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

September 14, 2010

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Registration Statement on Form N-1A of Mirae Asset Discovery Funds
(File Nos. 333-166018 and 811-22406)

Dear Ms. Lithotomos:

On behalf of Mirae Asset Discovery Funds (the “Trust”), we hereby respond to certain comments provided by you and other members of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by telephone on September 8, 2010 regarding the Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to the registration statement on Form N-1A (the “Registration Statement”) filed by the Trust on August 19, 2010.  The Staff’s comments are summarized below.

We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s response to the Staff’s comments are set out immediately under each restated comment, and new disclosure is set out in italics.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Please note that Pre-Effective Amendment No. 2 to the Registration Statement is being filed pursuant to Rule 472 under the Securities Act of 1933.  We also filed with the Commission today a request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on Friday, September 17, 2010.

Comment 1:

Please delete the statement regarding the payment of a deferred sales charge of 1.00% on certain redemptions of Class A Shares made within twelve months of purchase.  If preferred, the Trust may include the substance of the footnote as a parenthetical to the line item heading.

Response:

The requested change has been made.  As noted in our response letter that accompanied the filing of Pre-Effective Amendment No. 1 (the “August 19 Letter,” attached as Exhibit A hereto for your reference), we believe that there is a substantial likelihood that a reasonable Class A investor would consider disclosure of the potential imposition of a deferred sales charge important in making an investment decision. The line item heading therefore now includes a parenthetical that contains the substance of the footnote regarding the payment of the 1.00% deferred sales charge.

Comment 2:

Please revise the second footnote under “Annual Fund Operating Expenses” to  state that Mirae Asset USA has contractually agreed to “forego” its management fee instead of stating that it has contractually agreed to “waive” its management fee to reflect the recoupment arrangement.  In addition, please add “if total operating expenses fall below the expense ceiling” to the end of the penultimate sentence of the footnote.  Additionally, please change the references to “Fee Waiver” in the Fees and Expenses table to “Fees Foregone.”

Response:

The requested changes to the footnote has been made and the footnote now reads as follows:

“The Fund’s investment manager, Mirae Asset Global Investments (USA) LLC (‘Mirae Asset USA’), has contractually agreed to forego its management fee and, if necessary, to reimburse the Fund so that total operating expenses (excluding interest expense, taxes, brokerage commissions and certain other Fund expenses) of the Fund do not exceed [   ]% (for Class A Shares), [   ]% (for Class C Shares) and [   ]% (for Class I Shares) of average daily net assets through August 31, 2011. Each share class may have to repay Mirae Asset USA some of these amounts foregone or reimbursed within three years if total operating expenses fall below the expense cap described above.  The agreement may be terminated prior to August 31, 2011 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund.”

We received your comment regarding changing “Fee Waiver” in the Fees and Expenses table to “Fees Foregone.” We understand that this comment was based on Richard Pfordte’s comments to Pre-Effective Amendment No. 1. We understand that, following our call, however, you discussed this comment with Frank Donaty, and that the Staff concluded that, consistent with the requirements of Item 3 of Form N-1A, the references to “Fee Waiver” may remain unchanged.

Valerie Lithotomos

September 14, 2010

Comment 3:

Please specify what is meant by “certain other Fund expenses.”  Please also confirm that the Trust uses the accounting definition of “extraordinary expenses.”

Response:

“Certain other Fund expenses” referenced will include other expenditures that are capitalized in accordance with generally accepted accounting principles; expenses incurred indirectly by a Fund as a result of investments in other investment companies and pooled investment vehicles; expenses attributable to, and incurred as a result of, such Fund's investments; and other extraordinary expenses not incurred in the ordinary course of such Fund’s business.  We respectfully submit that this level of detail is inappropriate in a footnote to the Fees and Expenses table and further note that this information is provided in the “Management of the Funds” section of the prospectus. As discussed with Kevin Rupert of the Staff, we have confirmed with representatives of the Trust that the Trust uses the accounting definition of “extraordinary expenses.” Additionally, we have revised the description of the fee waiver agreement in the “Management of the Funds” section with respect to each Fund to clarify what is meant by “extraordinary expenses”:

“Mirae Asset USA has contractually agreed to forego its management fee and, if necessary, to reimburse [Fund] so that total operating expenses (excluding interest expense, taxes, brokerage commissions, expenses incurred as a result of the Fund’s investments and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) of the Fund do not exceed [    ]% (for Class A Shares), [    ]% (for Class C Shares) and [    ]% (for Class I Shares) of average daily net assets through August 31, 2011.”

Comment 4:

In the “Management of the Funds” section, please add “at the time of such reimbursement to Mirae Asset USA” to the penultimate sentence describing the conditions under which the Fund must repay Mirae Asset USA.

Response:

The requested change has been made.  The revised disclosure now reads as follows:

“If, within three years following any amounts foregone or reimbursed with respect to any share class, the operating expenses of such share class paid by the Fund are less than the expense limit for such share class, the applicable share class may have to repay Mirae Asset USA all or a portion of the fees foregone or reimbursed during the three year period.  In no event, however, will payment of such reimbursement cause the Fund to pay fees or expenses in an amount exceeding the expense limit applicable at the time of such reimbursement to Mirae Asset USA to that share class under the agreement.  To receive any such repayment, Mirae Asset USA or an affiliate must be the investment manager or administrator to the Fund at the time of payment and the Board of Trustees must approve the payment of such reimbursement.”

Comment 5:

Please confirm that the Funds have no interest expenses.

Response:

We have confirmed with representatives of the Trust that the Funds have no interest expenses.

Comment 6:

Please clarify the term “tied economically” by noting that the investment must satisfy one or more of the conditions set forth in the factors provided in Registration Statement.

Response:

The requested change has been made.  The disclosure now states that the Investment Manager determines that an investment is “tied economically” to a specific country or region if such investment satisfies one or more of the following conditions: (1) the source of government guarantees (if any) is in such country or region; (2) the issuer’s primary trading market is in such country or region; (3) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in such country or region; (4) the investment is included in an index representative of such country or region; and (5) the investment is exposed to the economic risks and returns of such country or region.

Comment 7:

In the prospectus, please move the definition of “tied economically” up to the first paragraph so that it is closer to where the term is used.

Response:

The requested change has been made for all the Funds, and the definition of “tied economically” now appears at the end of the first paragraph.

Valerie Lithotomos

September 14, 2010

Comment 8:

The Staff notes that each of GEM Sector Leader Fund and GEM Great Consumer Fund may invest more than 25% of its asset in issuers located in a single country.  If any such Fund is substantially invested (i.e., over 25% of its assets) in a single country, the Fund should supplement the prospectus to include the risks of investing in that particular country.  No revision is required at this time if the Fund’s investments are not currently concentrated in any country.

Response:

Each of GEM Sector Leader Fund and GEM Great Consumer Fund will monitor its percentage of total assets invested in the various countries in which it invests and will supplement the prospectus if the Fund determines that additional risk disclosure is necessary due to a substantial investment in a particular country.

Comment 9:

Please disclose how investing in derivative instruments and hedging transactions relate to meeting the Funds’ investment objective of long-term capital growth.

Response:

The Funds intend to invest minimally in derivative instruments (i.e., at any given point in time, no more than 5% of a Fund’s net assets will be at risk from its involvement in derivative instruments and derivative-based transactions).

Comment 10:

The Staff notes that the Funds can invest in securities of any market capitalization.  Please include disclosure about the risks of investing in large-cap securities.

Response:

The requested change has been made, and the prospectus has been revised to include the following as a principal investment risk for each Fund:

“Large-Cap Securities Risk - Securities issued by large-cap companies tend to be less volatile than securities issued by smaller companies. However, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.”

Comment 11:

In the August 19 Letter, it was noted that the Funds may determine to waive CDSC fees for redemptions when a shareholder is able to demonstrate hardship, i.e., redemptions related to death, disability or qualified domestic relations order or redemptions due to disability” (emphasis added).  Please inform the Staff whether the underlined language appears in the prospectus.

Response:

This language was not previously included in the prospectus because, as discussed in the August 19 Letter, determination of “hardship” is not confined to a specific list of factors, and the Investment Manager will review circumstances and determine hardship on a case-by-case basis.  In light of the Staff’s comment, however, we will include the underlined language and note that this list is not exhaustive and that the Investment Manager will review hardship requests on a case-by-case basis.

Comment 12:

Please direct the Staff to the statement regarding the “Transfer Agent’s close of business.” Please explain why the Transfer Agent’s close of business is relevant.

Response:

The language regarding the “Transfer Agent’s close of business” can be found under “How To Purchase, Redeem and Exchange Shares” on page 49 of the prospectus.  The disclosure provides information as to when the Transfer Agent must receive the order and explains that the Transfer Agent must receive the order by (i) valuation time (which is the close of the New York Stock Exchange) if the investor is submitting it directly to the Transfer Agent or (ii) the Transfer Agent’s close of business if the investor is placing the order through a financial intermediary.  The financial intermediary has a duty to transmit promptly the order to the Transfer Agent, and as long as the financial intermediary receives the order by the valuation time, the shareholder will receive the 4:00 PM price, regardless of the Transfer Agent’s close of business.

Comment 13:

Please add disclosure regarding the non-diversified status of certain Funds in plain English (i.e., stating that the Fund invests in fewer companies than a diversified fund).

Response:

The requested change has been made.

Comment 14:

Please change the heading “Prior Performance” to “Related Performance of Other Account.”

Response:

The requested change has been made.

Valerie Lithotomos

September 14, 2010

Comment 15:

In the list of fundamental investment limitations set forth in the statement of additional information, please clarify that the Fund may not purchase securities on margin.

Response:

The requested change has been made.  The statement of additional information has been revised to add the following language to clarify that applicable law currently prohibits Funds from purchasing securities on margin:

“Notwithstanding fundamental investment limitation (a) above, applicable law currently prohibits the Funds from purchasing securities on margin. The deposit or payment by a Fund of initial or variation margin in connection with financial futures contracts or options transactions is not considered to be the purchase of a security on margin.”

Comment 16:

Please revise non-fundamental investment policy 4 to state that, if a Fund’s investments in illiquid securities rises above 15% of the value of the Fund’s net assets, the Fund will take corrective action to reduce this percentage to 15% of the Fund’s net assets.

Response:

The Trust acknowledges that each Fund is subject to a 15% limit on investments in illiquid securities to maintain the level of portfolio liquidity necessary to meet daily redemptions.  We have revised the language to conform to requirements set forth in applicable Commission guidance regarding this limitation, which requires that a Fund that has reached the 15% limit may not acquire additional illiquid securities and should consider corrective measures in light of its obligation to maintain liquidity, but does not require automatic “corrective measures” to reduce the percentage of illiquid securities to 15% when that limit is exceeded due to outflows, market changes or other circumstances.

When the limitation on illiquid securities was increased from 10% to 15%, the Commission stated that it “expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained … . For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity” (emphasis added).  See “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992).  This interpretation was restated earlier this year in the context of money market fund reform (“a money market fund cannot acquire illiquid securities if, immediately after the acquisition, the fund would have invested more than five percent of its total assets in illiquid securities” (emphasis added) (see “Money Market Fund Reform,” Investment Company Act Release No. 29132  (February 23, 2010)).

Non-fundamental investment policy 4 accordingly has been revised to add the following language:

“In the event that illiquid securities represent more than 15% of the value of the Fund’s assets, the Fund’s Investment Manager (as defined below) will consider corrective action necessary to maintain a level of portfolio liquidity that is appropriate under the circumstances.”

*   *   *   *   *   *   *  *   *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5856 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Gladys Chang

Gladys Chang

Exhibit A

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

August 19, 2010

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Registration Statement on Form N-1A of Mirae Asset Discovery Funds

(File Nos. 333-166018 and 811-22406)

Dear Ms. Lithotomos:

On behalf of Mirae Asset Discovery Funds (the “Trust”), a Delaware statutory trust, transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-1A of the Trust (the “Registration Statement”).

The Amendment is filed for the purpose of completing the information outstanding in the initial Registration Statement filed April 13, 2010.  The Amendment also contains the Trust’s responses to the comments provided by you and other members of the Commission staff (the “Staff”) in your letter dated June 7, 2010.  We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s response to the Staff’s comments are set out immediately under each restated comment, and new disclosure to the Amendment is set out in italics.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

The Amendment is filed pursuant to Rule 472 under the Securities Act, and it is proposed that it become effective on August 31, 2010.  We would appreciate receiving any further comments from the Staff as soon as possible so that the Trust can file an additional amendment prior to such date.

General and Summary Prospectus

Comment 1:

The registration statement was filed on the new Form N-1A, effective March 31, 2009.  Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 “may not include disclosure other than that required or permitted by those Items.”  Please review those Items to ensure that there is no extraneous information.

Response:

We have reviewed Items 2 through 8 and made certain revisions in response to the Staff’s comments below.  We confirm that there is no extraneous information.

Comment 2:

Please include a statement that there is no guarantee that a Fund will achieve its investment objective.  Also, please clarify which investment strategies are principal and which are not.

Response:

The first sentence under the heading “Principal Risks of Investment in the Fund” in the Summary section of each Fund states that the Fund “cannot guarantee that it will achieve its investment objective.”  Additionally, we note that the investment strategies of a Fund are currently divided so that only the principal investment strategies are disclosed in the Summary section.  Under the heading “Additional Information About the Funds,” the investment strategies are divided so that principal investment strategies and other investment strategies are presented separately.  Principal investment strategies of a Fund are presented under “Additional Information About the Funds – [Fund’s Name]”, while the other strategies of the Funds are presented under “Additional Information About the Funds – Other Investment Strategies Pertaining to All Funds.”

Fees and Expenses of the Funds

Comment 3:

The Funds’ Fees and Expenses Tables show a contractual fee waiver.  Please disclose that the arrangement is in effect for no less than one year, given that only waiver arrangements that are in effect for no less than one year from the date of the Fund’s prospectus statement may appear in the tables.  Please briefly describe who can terminate the arrangement and under what circumstances, e.g., only the Board can terminate the agreement prior to one year elapsing.

Valerie Lithotomos

August 19, 2010

Response:

The Fees and Expenses Tables have been revised to disclose that the arrangement is in effect for no less than one year.  The following disclosure has been added regarding termination of the arrangement:

“The agreement may be terminated prior to August 31, 2011 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund.”

Comment 4:

Please briefly describe the term and duration of the repayment of “some” of the waivers and reimbursements.

Response:

The prospectus has been revised to provide the following disclosure under the “Management of the Funds” section with respect to each Fund:

“If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from Mirae Asset USA are less than the expense limit for such share class, the applicable share class may have to repay Mirae Asset USA all or a portion of the fees waived or reimbursed during the three year period.  In no event, however, will payment of such reimbursement cause the Fund to pay fees or expenses in an amount exceeding the expense limit applicable to that share class under the agreement.  To receive any such repayment, Mirae Asset USA or an affiliate must be the investment manager or administrator to the Fund at the time of payment and the Board of Trustees must approve the payment of such reimbursement.”

Comment 5:

Please disclose in a footnote that “Other Expenses” are based on estimated amounts for current fiscal year.  See Inst. 6(a) to Item 3.  Please place the term “for redemptions within 60 days of purchase” in a parenthetical.  Also, please delete the statement regarding the payment of deferred sales charge of 1.00%, or retain it as a footnote, if the 1.00% is reflected in the fee table.

Response:

The Funds’ Fees and Expenses tables have been revised to disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year and to place the term “as a percentage of amount redeemed or exchanged within 60 days of purchase” within the parenthetical.

We submit that footnote 1 to each Fund’s Fees and Expenses table, which discloses the contingent deferred sales charge (“CDSC”) assessed on certain redemptions of Class A Shares, could be material to shareholders.  To the extent that this is the case, omitting the disclosure could cause the Funds and the Trustees of the Trust to be liable for failing to disclose a material fact required to be stated or necessary to make the statements contained not misleading.  Assessing materiality is a fact-specific inquiry that depends on the significance the reasonable shareholder would place on the withheld or misrepresented information.  A fact is material “if there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision.” 1

With respect to disclosure of a CDSC on Class A shares of $1 million or more if redeemed within twelve months, failure to disclose such information in a prominent location, such as a footnote to the Fees and Expenses table, could misrepresent the information pertaining to the expenses of Class A shares.  We note that the Commission recognized the importance of the Fees and Expenses table in its revisions to Form N-1A by moving the Fees and Expenses table up in prominence in the order of disclosure, making it the third item required to be disclosed after the cover page and investment objective.  Omitting to state that Class A shareholders who purchase $1 million or more could be charged a CDSC if they redeem within twelve months, in close proximity to the Fees and Expenses table, could alter a reasonable investor’s decision to purchase Class A shares of a Fund.  A reasonable investor would expect all material information relating to the expenses of a particular class to be included in the Fees and Expenses table, since the Fees and Expenses table includes disclosure of both shareholder fees paid directly from an investment and annual fund operating expenses that are paid each year as a percentage of the value of an investment. Consistent with the Staff’s stated positions, we respectfully decline to delete footnote 1 to the Fees and Expenses table.

Comment 6:

Please specify the “certain other expenses” referenced in the footnote to the fee table.  Also, please disclose, later in the prospectus, under what conditions the Fund will have to repay the adviser.

1

See, e.g., Basic Inc. v. Levinson (“Basic”), 485 U.S. 224, 108 S.Ct. 978, 983, 985, 99 L.Ed.2d 194 (1988), quoting TSC Industries, Inc. v. Northway, 426 U.S. 438, 96 S.Ct. 2126, 2132, 48 L.Ed.2d 757 (1976).

Valerie Lithotomos

August 19, 2010

Response:

The footnote to the Fees and Expenses table describing the contractual fee waiver has been revised as follows (please note that the specific expense limitations for each Fund will differ):

“The Fund’s investment manager, Mirae Asset Global Investments (USA) LLC (“Mirae Asset USA”), has contractually agreed to waive its management fee and, if necessary, to reimburse the Fund so that total operating expenses (excluding interest expense, taxes, brokerage commissions and certain other Fund expenses) of the Fund do not exceed [   ]% (for Class A Shares), [   ]% (for Class C Shares) and [   ]% (for Class I Shares) of average daily net assets through August 31, 2011. Each share class may have to repay Mirae Asset USA some of these waivers and reimbursements within three years.  The agreement may be terminated prior to August 31, 2011 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund.”

The “certain other Fund expenses” referenced would include other expenditures that are capitalized in accordance with generally accepted accounting principles; expenses incurred indirectly by such Fund as a result of investments in other investment companies and pooled investment vehicles; expenses attributable to, and incurred as a result of, such Fund's investments; and other extraordinary expenses not incurred in the ordinary course of such Fund’s business.  We respectfully submit that this level of detail is inappropriate in a footnote to the Fees and Expenses table; however, we have revised the description of the fee waiver agreement in the “Management of the Funds” section with respect to each Fund to provide additional details regarding the expenses that are excluded as follows (please note that the specific expense limitations for each Fund will differ):

“Mirae Asset USA has contractually agreed to waive its management fee and, if necessary, to reimburse [Fund] so that total operating expenses (excluding interest expense, taxes, brokerage commissions, expenses incurred as a result of the Fund’s investments and other extraordinary expenses) of the Fund do not exceed [    ]% (for Class A Shares), [    ]% (for Class C Shares) and [    ]% (for Class I Shares) of average daily net assets through August 31, 2011.”

Each Fund has added the following disclosure in the “Management of the Funds” section to disclose under what conditions the Fund will have to repay the adviser:

“If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from Mirae Asset USA are less than the expense limit for such share class, the applicable share class may have to repay Mirae Asset USA all or a portion of the fees waived or reimbursed during the three year period.  In no event, however, will payment of such reimbursement cause the Fund to pay fees or expenses in an amount exceeding the expense limit applicable to that share class under the agreement.  To receive any such repayment, Mirae Asset USA or an affiliate must be the investment manager or administrator to the Fund at the time of payment and the Board of Trustees must approve the payment of such reimbursement.”

Principal Investment Strategies of the Fund

Comment 7:

We note that the Global Leader Fund invests in highly ranked sector leaders.  Please disclose what constitutes a highly ranked sector leader, and in which, if any, sectors the Fund intends to invest.  This comment also applies to the other Funds with “Sector” and “Leader” in the names.

Response:

The Investment Manager generally considers “highly ranked” to mean first or second in terms of market share or market capitalization within their respective country, region, industry, products produced or services offered, as applicable.  In determining whether an issuer is, or is likely to be, highly ranked, the Investment Manager considers, among other things: 1) issuers with a sustainable long-term business model or strategy that the Investment Manager considers to be a competitive advantage; 2) issuers with businesses that the Investment Manager  expects to benefit from long-term economic trends; and 3) issuers with management practices and philosophies that the Investment Manager considers beneficial to shareholder value.

Valerie Lithotomos

August 19, 2010

For market capitalization determination, the Investment Manager considers, on a country by country basis, the rankings published by generally recognized classification systems, such as the MSCI Global Industry Classification System (“MSCI GICS”).  The Investment Manager may invest in issuers across all industry sectors, as defined by MSCI GICS.  For market share determination, the Investment Manager generally uses its proprietary analysis of an issuer’s competitive positioning within its respective industry on a province, state, country or regional basis.  The Investment Manager also may consider product segments or types of services provided by an issuer that are outside of the issuer’s generally recognized industry classification.  The Investment Manager’s proprietary analysis may include consideration of third-party data on market share.

Comment 8:

The Funds will invest in investments that are “tied economically” to specific countries or regions.  Please disclose the meaning of this term.

Response:

As disclosed in the “Additional Information About the Funds” section of the prospectus, the Investment Manager determines that an investment is “tied economically” to specific countries or regions by considering the source of government guarantees (if any); the issuer’s primary trading market; whether the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in such countries or regions; whether the investment is included in an index representative of such countries or regions; and whether the investment is exposed to the economic risks and returns of such countries or regions.

Each Fund has revised its Summary section to include this definition of “tied economically.”

Comment 9:

Please replace “include common investments” with “consist of common investments.” In the Funds with “Consumer” in the names, please be more direct in the link to “consumer,” for example, 50% of assets or the investment needs to be more objective.  Also, please indicate the types of equity securities that are principal investments, and indicate whether the “convertible securities” are debt securities or junk.

Response:

The prospectus has been revised to replace “Equity securities include common stock and related securities …” with “Equity securities consist of common stock and related securities.”

Each of GEM Great Consumer Fund and Asia Great Consumer Fund intends to invest at least 80% of its net assets in equity securities of issuers that are expected to be beneficiaries of the “Great Consumer” trend, which is defined by the investment manager as the collective direct and indirect economic effect resulting from increased consumption activities and growing purchasing power of individuals within the world’s emerging economies.  The 80% test applicable to the GEM Great Consumer Fund has been revised as follows:

“Under normal circumstances, GEM Great Consumer Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities (i) of issuers in emerging markets or (ii) that are tied economically to emerging markets, provided that, in either case, the issuers of any such securities are expected to be beneficiaries of the “Great Consumer” trend.   The Investment Manager defines “Great Consumer” as the collective direct and indirect economic effect resulting from increased consumption activities and growing purchasing power of individuals within the world’s emerging economies.”

Similar changes were made to the 80% test applicable to the Asia Great Consumer Fund, which now reads as follows:

“Under normal circumstances, Asia Great Consumer Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities (i) of issuers in Asia, excluding Japan, or (ii) that are tied economically to Asia, excluding Japan, provided that, in either case, the issuers of any such securities are expected to be beneficiaries of the “Great Consumer” trend in Asia, excluding Japan.  The Investment Manager defines “Great Consumer” as the collective direct and indirect economic effect resulting from increased consumption activities and growing purchasing power of individuals within the world’s emerging economies.”

Valerie Lithotomos

August 19, 2010

The Funds intend to invest primarily in common and preferred stock. The Funds do not intend to invest in convertible securities.

Comment 10:

Please define the sector in which the Sector Funds will make investments.  Please disclose later in the prospectus a list of the countries excluded from this definition.

Response:

GEM Sector Leader Fund, Asia Sector Leader Fund, China Sector Leader Fund and Brazil Sector Leader Fund will invest in issuers across all industry sectors, as defined by the MSCI GICS.  Each Fund intends to focus primarily in the countries and/or regions indicated by its name.  Therefore, GEM Sector Leader Fund and GEM Great Consumer Fund will invest primarily in emerging markets globally.  Asia Sector Leader Fund and Asia Great Consumer Fund will invest primarily in Asia, excluding Japan.  A list of the Asian countries in which each of Asian Sector Leader Fund and Asia Great Consumer Fund will primarily invest is provided in the prospectus under the heading “Principal Investment Strategies of the Fund” in each Fund’s Summary section.  China Sector Leader Fund will invest primarily in China (including its special administrative regions, Hong Kong and Macau), and Brazil Sector Leader Fund will invest primarily in Brazil.

Comment 11:

Please inform the staff how a minimum of three countries comports with a “global” fund.  Also, please inform the staff how “expects” to be a sector leader is consistent with “sector leader” in the Fund’s name.

Response:

Each of GEM Sector Leader Fund and GEM Great Consumer Fund intends to invest in at least three countries.  In addition, disclosure has been revised to indicate that under normal market conditions, each Fund intends to invest substantially all of its net assets in non-U.S. companies.  We submit that imposing this requirement ensures that each Fund will be truly global and that such disclosure is consistent with other recent mutual fund filings for “global” funds.  The disclosure now reads as follows:

Although the Fund may invest more than 25% of its assets in issuers located in a single country or in a limited number of countries, in no event will the Fund be invested in fewer than three countries at any given time.  Under normal market conditions, the Fund intends to invest substantially all of its net assets in non-U.S. companies.

The Investment Manager defines the term “Sector Leader” to mean those issuers that are highly ranked, or those that the Investment Manager expects to be highly ranked in the future, in terms of market share or market capitalization within their respective country, region, industry, products produced or services offered, as applicable.  Therefore, the manner in which the Investment Manager has defined the term “Sector Leader” makes investments in companies that the Investment Manager “expects” to be sector leaders consistent with “Sector Leader” in the Fund’s name.

Comment 12:

Please disclose whether, for the Funds with “Consumer” in the name, there will be a fundamental policy to invest 80% in consumer oriented securities.  Also, please disclose the meaning of the word “Great” in the Funds’ names.

Response:

The prospectus has been revised to state that each of GEM Great Consumer Fund and Asia Great Consumer Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities (i) of issuers in the applicable region or (ii) that are tied economically to the applicable region, provided that, in either case, the issuers of any such securities are expected to be beneficiaries of the “Great Consumer” trend (as discussed above in Comment 9).

Principal Risks of Investment in the Fund

Comment 13:

Please disclose how “Selection Risk” is a specific risk for each Fund.  Also, please disclose what factors in “Legal and Regulatory Risk” are specific risks to each Fund.

Response:

“Selection Risk” is a specific risk for each Fund, since each Fund’s performance will depend on the securities selected by the Fund.  If a Fund’s expectations regarding particular stocks are not met, the Fund may not achieve its investment objective.

Valerie Lithotomos

August 19, 2010

“Legal and Regulatory Risk” is applicable to all Funds.  The disclosure provided in “Legal and Regulatory Risk” deals with the uncertainty of the legal, tax and regulatory framework governing the Funds.  It is possible that changes in the regulation of mutual funds could adversely affect the value of investments held by the Funds.

The prospectus indicates which risk factors are applicable to a Fund by listing the affected Funds after the name of the risk factor.  If a risk factor is applicable to all of the Funds, the prospectus has so indicated by adding “All Funds” after the name of the risk factor.

Comment 14:

Please disclose the risks in investing in preferred stocks.  Also, please expand the risks in investing in initial public offerings.

Response:

The requested changes have been made.  “Equity Securities Risk” has been revised to include a statement that preferred stock may be subject to optional or mandatory redemption provisions.  Initial Public Offering Risk has been revised to read as follows:

“Securities issued in initial public offerings have no trading history, and information about the issuers may be available for very limited periods. The prices of securities sold in initial public offerings may be highly volatile or may decline shortly after the initial public offering.  There is no guarantee that a Fund will be able to invest in securities issued in initial public offerings or that it may be able to invest to the extent desired because only a small portion of the securities being offered in an initial public offering may be made available to the Fund.  In addition, under certain market conditions, a relatively small number of companies may issue securities in initial public offerings.”

Comment 15:

Please disclose the Funds’ hedging risks and currency risks.  Also, where appropriate, please add specific risks involved in investments in Asia, Brazil, and Hong Kong.  Also, please explain why “Foreign Banks and Securities Depositories Risk” and “Risk of Natural Disasters and Epidemics” are not in the summary, or add, if appropriate.

Response:

The Funds intend to invest minimally in derivative instruments (i.e., at any given point in time, no more than 5% of a Fund’s net assets will be at risk from its involvement in derivative instruments and derivative-based transactions). Therefore, the risk of hedging is disclosed in the revised statement of additional information.  The currency risk of investing in the Funds is disclosed in each Fund’s Summary section under “Foreign Securities Risk.”  The relevant disclosure states that because “foreign investments are typically issued and traded in foreign currencies, their value may be significantly affected by changes in exchange rates between foreign currencies and the U.S. dollar.”  Additionally, disclosure in the “Additional Information About the Funds” section, “Foreign Securities Risk – Foreign currency exchange rates,” states that foreign investments “are typically issued and traded in foreign currencies. As a result, their values may be significantly affected by changes in exchange rates between foreign currencies and the U.S. dollar.”

Specific risks involved in investments in Asia, Brazil, China and Hong Kong had previously been included under “Geographic Concentration Risk and Country Risk.”  These risks have been broken out and now have their own heading in the Summary section.

The prospectus is currently organized so that the risk disclosure in the Summary section of each Fund is a summary of the risk disclosure found in the “Additional Information About the Funds” section of the prospectus.  Therefore, although certain risk factors in the “Additional Information About the Funds” section have sub-headings (i.e., “Foreign Securities Risk” and “Risks of Investing in Asia”), such risk factors will not have sub-headings in the Summary section. Therefore, the “Risk of Natural Disasters and Epidemics” (a sub-section of the “Risks of Investing in Asia”) is covered in the risk factor now named “Risks of Investing in Asia” in the Summary section with the language, “In addition, natural disasters might have a substantial economic impact on affected regions, at least temporarily.” Similarly, the “Foreign Banks and Securities Depositories Risk” is covered by the language in the Summary section of each Fund under “Foreign Securities Risk” stating that “Foreign markets may also differ widely in trading and execution capabilities, liquidity and expenses, including brokerage and transaction costs. Brokerage and transaction costs are generally higher for foreign securities than for U.S. investments.”

Valerie Lithotomos

August 19, 2010

Comment 16:

Please disclose briefly how the investment adviser will determine when to sell the investment securities.

Response:

The prospectus has been revised to state that the Investment Manager buys and sells securities based on its judgment about issuers, the prices of the securities and other economic factors.

Purchase and Sale of Fund Shares

Comment 17:

Please disclose the factors a Fund may consider in exercising “its discretion” to reduce or waive the minimum initial investments, minimum subsequent investments and minimum account balances.  Also, please limit the disclosure in this section to that described in Item 6(a) and (b) of Form N-1A.

Response:

There are several circumstances under which a Fund may consider exercising its discretion to reduce or waive the minimum initial investments, minimum subsequent investments and minimum account balances.  As disclosed in the prospectus under “Account Information – How to Purchase, Redeem and Exchange Shares – Information about Investment and Account Minimum,” initial investment minimums do not apply to investments made by the Trustees of the Trust and employees of Mirae Asset USA, the sub-managers, their affiliates or their family members.  Additionally, the initial investment minimum may be reduced or waived for investments made by investors in wrap-free programs or other asset-based advisory fee programs where reduction or waiver of investment minimums is a condition for inclusion in the program.

The “Purchase and Sale of Fund Shares” section in each Fund’s Summary section has been revised to delete references to the account minimums.  We submit that the disclosure in this section is now limited to that described in Items 6(a) and (b) of Form N-1A.

Tax Information

Comment 18:

Please limit the disclosure in this section to that described in Item 7 of Form N-1A.

Response:

The disclosure has been revised to delete the sentence: “You are encouraged to consult with your own tax advisor regarding the possible implications of your investment in the Fund.”  We submit that the disclosure in this section is now limited to that described in Item 7 of Form N-1A.

Additional Information about the Funds

Comment 19:

Please clarify the format anticipated for the prospectuses, given that following the summary prospectuses a section with the above title mirrors the information in the summary prospectuses.  Specifically, will the Fund provide one prospectus for all Funds, or will there be individual prospectuses.

Response:

The Trust will provide one prospectus for all Funds.  The section entitled “Additional Information About the Funds” is intended to be responsive to the information required pursuant to Item 9 of Form N-1A.

Other Investment Strategies Pertaining to All Funds

Comment 20:

Please disclose the Funds’ percentage limits on their use of derivative instruments and depositary receipts.

Response:

The Funds intend to invest minimally in derivative instruments (i.e., at any given point in time, no more than 5% of a Fund’s net assets will be at risk from its involvement in derivative instruments and derivative-based transactions).  Therefore, the disclosure relating to derivative instruments has been removed from the prospectus.  However, because the Funds may invest minimally in derivative instruments, we have retained the disclosure relating to derivative instruments in the statement of additional information.  In addition, we have confirmed that the Funds intend to invest in depositary receipts as a principal investment strategy.  Therefore, the prospectus has been revised to reflect that depositary receipts are a principal strategy and to add “Depositary Receipts Risk” to the list of principal investment risks.

Valerie Lithotomos

August 19, 2010

Comment 21:

Please disclose how investing in derivative instruments and hedging transactions relate to meeting the Funds’ investment objective of long-term capital growth.

Response:

As stated above in response to Comment 20, the Funds intend to invest minimally in derivative instruments.

Comment 22:

Please include a comprehensive list of what is considered “Asia,” where the phrase “among other countries” is referenced.  Also, please state the percentage invested in China, and add, if appropriate, separate risk disclosure regarding investments in China.  Also, please disclose the classes of shares that consist of investments in China.

Response:

The prospectus currently includes a list of the countries in Asia in which Asia Sector Leader Fund and Asia Great Consumer Fund will primarily invest.  We submit that this disclosure is adequate and consistent with other mutual funds focusing on investment in Asia ex-Japan and further submit that a comprehensive list of all countries considered “Asia” would not meaningfully enhance disclosure.

Under normal circumstances, China Sector Leader Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities (i) of issuers in China or (ii) that are tied economically to China, provided that, in either case, the issuers of any such securities are deemed by the Investment Manager to be Sector Leaders.  Risk disclosure regarding investments in China (including Hong Kong and Macau) is currently set forth under a sub-heading under “Risks of Investing in Asia.”

China Sector Leader Fund may invest in B shares listed on the Shanghai and Shenzhen stock exchanges; H shares, Red Chip shares and shares of Hong Kong-domiciled companies and Macau-domiciled companies, all listed on the Hong Kong Stock Exchange; and shares of companies that conduct their business in China but are listed on overseas exchanges.  The prospectus has been revised to include this language in the Summary section and under the heading “Additional Information About the Funds.”

Comment 23:

Please list all areas included in “Hong Kong” investments.  Also, please replace the term “is expected to be closely tied” with “will be closely tied.”

Response:

China Sector Leader Fund intends to invest primarily in China, including its special administrative regions, Hong Kong and Macau. The term “is expected to be closely tied” has been replaced with “will be closely tied.”

Comment 24:

Please state which strategies are principal, and which are not.

Response:

The “Additional Information About the Funds” section of the prospectus has been arranged so that the principal investment strategies and other investment strategies are presented separately.  Principal investment strategies of a Fund are presented under “Additional Information About the Funds – [Fund’s Name]”, while the other strategies of the Funds are presented under “Additional Information About the Funds – Other Investment Strategies Pertaining to All Funds.”

Principal Investment Risks and Additional Investment Risks

Comment 25:

Please clarify why Small Cap Companies Risk is a risk associated with investing in the Funds, versus mid-cap or large-cap.  Please add mid-cap and large-cap companies risk factors, if applicable.  Also, please indicate in the “Performance Information” that this information will give some indication of the risks of investing in Funds.  See Instr. 1(b) to Item 4.

Response:

Each Fund may invest in securities of any market capitalization in the countries and/or regions indicated in the Fund’s name.  The prospectus has therefore been revised to include the following statement under “Principal Investment Strategies” in each Fund’s Summary section and in the “Additional Information About the Funds” Section:  “The Fund may invest in securities of any market capitalization.”

Valerie Lithotomos

August 19, 2010

In connection with the above-mentioned change, the prospectus has been revised to include the following as a principal investment risk for each Fund:

“Small- and Mid-Cap Securities Risk - Securities of small- and mid-sized companies may be more volatile and subject to greater risk than securities of larger companies. Small- and mid-cap companies may have limited financial resources, product lines and markets, and their securities may trade less frequently and in more limited volumes than the securities of larger companies, which could lead to higher transaction costs.”

The prospectus also has been revised to include the following statement in each “Performance Information” section: “This section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5 and 10 years compare with those of the Fund’s benchmark index.”

Management of the Funds

Comment 26:

Please disclose the term of the contractual agreement to waive and/or reimburse fees and/or expenses, and whether the board of trustees and or the adviser has the authority to terminate such arrangements and under what circumstances.  Also, please indicate the Fund for which the portfolio managers are employed.

Response:

The contractual agreement to waive and/or reimburse fees and/or expenses expires on August 31, 2011, and may be terminated prior to August 31, 2011 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund.  The prospectus has been revised to disclose the terms of the fee waiver agreement and under what circumstances the agreement may be terminated prior to August 31, 2011.

The biographies of the portfolio managers of each Fund are set forth under each Fund’s name in the “Management of the Funds – Portfolio Managers” section of the prospectus.

Comment 27:

Please clarify why the class “is required to repay” the adviser the amount of fees waived, given that the fee table states “may.” Also, please clarify whether the right to recoup is assignable.

Response:

The prospectus has been revised to state that a share class “may have to repay” the adviser the amount of fees waived to conform with the language in the footnote to the Fees and Expenses table.  The right to recoup is not assignable.

Prior Performance

Comment 28:

Please disclose whether the discussion of the prior performance of the Brazil Sector Leader Fund’s portfolio manager includes the performance of all funds or private accounts substantially similar to the Brazil Sector Fund.  Also, if any substantially similar funds’ performances or private accounts’ are excluded, disclose why they are excluded and why the exclusion is not misleading.

Response:

We have confirmed that the discussion of the prior performance of the Brazil Sector Leader Fund’s portfolio manager includes the performance of all funds or private accounts substantially similar to Brazil Sector Leader Fund.

Comment 29:

Please state how the performance was calculated, and if the standardized SEC method is not used to calculate the prior performance, disclose how the performance was calculated, for example was it calculated.  Please disclose the standards or methods for calculating performance.  Please explain how the Korean won is compared to U.S. dollars, i.e., should the won appreciate, would returns increase.  Also, please add the additional information regarding the Brazil Sector Fund in the prospectus, versus making the information available by calling financial advisors.

Valerie Lithotomos

August 19, 2010

Response:

The returns are calculated as follows: the net change in net assets for a day (exclusive of subscriptions and redemptions) is divided by the beginning net assets (adjusted for subscriptions and redemptions).  Monthly and annual returns are calculated using a formula based on daily returns.  All calculations are based on return information in the base currency, Korean Won.  All calculations are compliant with Global Investment Performance Standards (commonly known as G.I.P.S).

In order to make the data presented usable for U.S. investors, the Trust converted the Korean Won-based return information as follows:

•

The closing USD/Korean Won exchange rate for each day in the period was obtained from a well-respected service provider.

•

The daily percentage change (return) in the exchange rate is calculated.

•

Using the daily portfolio NAV in Won and the daily exchange rate, a dollar- denominated AUM was calculated.

•

A daily rate of return (dollarized) was calculated by linking the daily Won rate of return to the daily exchange rate of return.

•

Apply the linking as described above.

By applying the procedures above, we believe that we have accounted for the effect of the Korean Won and its appreciation or depreciation versus the U.S. Dollar.

Because all relevant information is included in the prospectus disclosure, the prospectus has been revised to remove the statement that additional information is available by calling financial advisors.

Comment 30:

Please inform the staff what may account for the large increase in total returns for the “Related Account” and the “MSCI Brazil Index” for the years 2008 and 2009.

Response:

In 2009, the Related Account outperformed the MSCI Brazil Index by 44 percentage points. The outperformance was due to an overweight position in the Homebuilders and Consumer Discretionary sectors, which supported the portfolio management team’s view of an economic recovery.  The stock picks that performed exceedingly well during the year included: Cia Energetica De Minas Gerais, Copasa, Banco do Brasil, Cosan Sa Industria e Comercio, Magnesita Refratarios AS and Vale SA.

Account Information

Comment 31:

Please disclose that the waivers and reimbursements are voluntary, not contractual.

Response:

The waivers and reimbursements are contractual.  Relevant disclosure regarding the expense limitation agreement has been disclosed in a footnote to the Fees and Expenses table in each Fund’s Summary section and in the “Management of the Funds” section of the prospectus.

Comment 32:

Please disclose information regarding the “rights of accumulation” earlier in the prospectus, as the information currently appears several pages later in the prospectus.

Response:

We respectfully submit that the current location of the information regarding the “rights of accumulation,” which appears immediately following information about Class A Shares and is a sub-section of “Initial Sales Charge Reductions,” is appropriate.

Comment 33:

Please clarify that payments to third parties may create a conflict of interest by influencing a broker-dealer or a financial intermediary to make a recommendation not in the in best interest of an investor.

Valerie Lithotomos

August 19, 2010

Response:

The Summary section of each Fund currently discloses that payments to a broker-dealer or other financial intermediary for the sale of Fund shares may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  We respectfully submit that such disclosure is sufficient and that it is not necessary to repeat the disclosure in the “Account Information” section.

Comment 34:

Please disclose whether initial sales charge waivers are voluntary or contractual.

Response:

Initial sales charge waivers with respect to Class A shares are offered in compliance with Rule 22d-1 under the 1940 Act, which requires that:

(a) The Funds, the Trust’s distributor and dealers apply the scheduled variation uniformly to all Class A offerees;

(b) The Funds furnishes to existing shareholders and prospective investors adequate information concerning any scheduled variation, as prescribed in applicable registration statement form requirements;

(c) Before making any new sales load variation available to purchasers of any Fund’s shares, the Fund revises its prospectus and statement of additional information to describe that new variation; and

(d) The Fund advises existing shareholders of any new sales load variation within one year of the date when that variation is first made available to purchasers of the Fund’s shares.

We respectfully submit that the disclosure regarding the initial sales charge waivers (a scheduled variation in, or elimination of, the sales load) is consistent with Section 22 of the 1940 Act and Rule 22d-1 thereunder and Items 12(a)(1) and 12(a)(2) and related instructions on Form N-1A.

Comment 36:

Please disclose further the manner in which the CDSC Aging Schedule operates.

Response:

The following example has been added to the prospectus to illustrate the manner in which the CDSC Aging Schedule operates:

“For example, if an investor purchases Class C Shares of a Fund on April 15, 2011, such purchase of Class C Shares will age one month on May 15, 2011.  Therefore, if the investor redeems the Class C Shares purchased prior to April 15, 2012, such investor will be required to pay the 1.00% CDSC.”

Comment 37:

Please disclose under what circumstances CDSC fees are waived for redemptions when a shareholder can demonstrate “hardship,” given the waiver is in the absolute discretion of the Funds.

Response:

The Funds may determine to waive CDSC fees for redemptions when a shareholder is able to demonstrate hardship, i.e., redemptions related to death, disability or qualified domestic relations order or redemptions due to disability.  We submit that it would not be helpful for shareholders for the prospectus to include a list of circumstances that would constitute “hardship” in the discretion of the Funds.  The Investment Manager will review circumstances when shareholders attempt to demonstrate “hardship” on a case-by-case basis.

Comment 38:

Please define “Service Organizations” when the term is first used.  Please disclose whether the fees paid to Service Organizations may be for duplicative services provided by other service providers.  Please quantify “substantial,” given the aggregate amount of payments to Service Organizations may be substantial.

Valerie Lithotomos

August 19, 2010

Response:

The term “Service Organizations” is defined where it is first used in the second paragraph under “Account Information – Distribution and Service Fees – Distribution and Shareholder Servicing Payments.”  The fees paid to Service Organizations will not be for duplicative services provided by other service providers, such as the Funds’ transfer agent and administrator.  Instead, such fees to Service Organizations will be for services that are intended to supplement the services provided by the Funds’ transfer agent and administrator.   Payments to Service Organizations are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a Service Organization or (2) a fixed dollar amount for each account serviced by a Service Organization.  Therefore, depending on the average daily net assets of Fund shareholders serviced by a Service Organization or the number of accounts serviced by a Service Organization, the aggregate amount of payments to Service Organizations may be substantial.

Comment 39:

Please disclose that payments to Service Organizations may create a conflict of interest by creating an incentive for Service Organizations to recommend shares of the Funds.

Response:

The penultimate sentence under “Account Information – Distribution and Service Fees – Other Payments to Financial Intermediaries and Other Service Providers” currently states that in some circumstances, “revenue sharing payments may create an incentive for a Service Organization or its representatives to recommend or sell shares of the Fund to you.”

Comment 40:

The “How to Redeem Shares” section states that the Funds and their service providers are not liable for acting upon instructions communicated by telephone that they believe to be genuine.  Please disclose the procedures instituted by the Funds to ensure that the communications are “genuine.”

Response:

The prospectus currently discloses the procedures instituted by the Funds to ensure that communications are “genuine.”  Specifically, it states that the “Funds use procedures designed to give reasonable assurance that telephone instructions are genuine, including recording the transactions, testing the identity of the shareholder placing the order, and sending prompt written confirmation of transactions to the shareholder of record. If these procedures are followed, a Fund and its service providers are not liable for acting upon instructions communicated by telephone that they believe to be genuine.”

Comment 41:

Please inform the staff the circumstances surrounding Fund dividends and interest received by a Fund rising to the withholding and other taxes imposed by foreign countries, using examples, if helpful.

Response:

The prospectus currently discloses the circumstances surrounding Fund dividends and interest received by a Fund rising to the withholding and other taxes imposed by foreign countries.  Specifically, it states that “Dividends and interest received by a Fund may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate these taxes. For example, Chinese source dividends and interest that are paid to a Fund will generally be subject to a withholding tax at a maximum rate of 10%, subject to certain exceptions. If more than 50% of a Fund’s assets are invested in stocks and securities of foreign corporations at the end of the fiscal year, the Fund may make an election under the Internal Revenue Code to allow shareholders to take a credit or deduction on their federal income tax returns for the foreign taxes paid by the Fund.”

Comment 42:

The prospectus states that the Funds will generally not accept investments from foreign financial institutions and non-U.S. persons.  Please advise the staff how these determinations are made.

Response:

Affiliates of Mirae Asset USA that are organized outside of the United States will purchase registered shares from the Funds for investment purposes; however, the Trust currently does not intend to market or offer shares of the Funds to non-U.S. persons and does not intend to accept investments from non-U.S. persons.

Valerie Lithotomos

August 19, 2010

Valuation of Fund Shares

Comment 43:

Please delete the statement regarding the “Transfer Agent’s close of business,” given that the authorized agent/financial intermediary has a duty to promptly transmit the order, and the shareholder must receive the 4:00 PM price if the agent receives it by 3:59 PM.

Response:

We respectfully submit that the disclosure as written is correct.  The financial intermediary has a duty to transmit promptly the order to the Transfer Agent, and as long as the financial intermediary receives the order by the valuation time (which is the close of the New York Stock Exchange), the shareholder will receive the 4:00 PM price, regardless of the Transfer Agent’s close of business.

Statement of Additional Information

Comment 44:

Please disclose the Funds’ percentage limitations on their investments in derivatives instruments (such as put or call options, futures) and in foreign currency transactions (including options and futures relating to foreign currencies).

Response:

The Funds intend to invest minimally in derivative instruments (i.e., at any given point in time, no more than 5% of a Fund’s net assets will be at risk from its involvement in derivative instruments and derivative-based transactions). Additionally, the Funds do not intend to engage in foreign currency transactions (including options and futures relating to foreign currencies) and disclosure related thereto in the statement of additional information has been deleted.

Comment 45:

The SAI states each Fund may invest in other investment companies.  Please disclose in the prospectus additional information about this strategy, including the material risks and the duplicative costs and fees.

Response:

While each Fund currently does not to intend to invest in other investment companies, the Investment Manager believes that the Fund may decide to invest in other investment companies in the future.  In the event that a Fund invests in other investment companies, such investment will not exceed 5% of a Fund’s net assets, plus any borrowings for investment purposes, and therefore, we submit that disclosure of this strategy and risk is neither necessary nor appropriate in the prospectus.

Comment 46:

Please add a fund policy on senior securities.  Also clarify the limit that a Fund may purchase securities on margin, given that a non-fundamental policy states is that a Fund cannot buy on margin.

Response:

The statement of additional information currently states that, as a fundamental investment limitation, each Fund “may not issue senior securities to the extent such issuance would violate applicable law.” Each Fund will not purchase securities on margin since a non-fundamental policy states that the Fund cannot buy on margin.

Comment 47:

Please define concentration as 25% or more in a particular industry.  Also, please define the fundamental investment policy to not make investments inconsistent with classification as a diversified company.

Response:

The requested changes have been made.  The statement of additional information has been revised to define concentration as 25% or more in a particular industry and now reads: “Each Fund may not invest more than 25% of its total assets in securities of companies within a single industry, provided that there is no limitation with respect to securities issued or guaranteed by the U.S. Government or any agencies or instrumentalities.” Additionally, there is currently a statement after the list of the fundamental investment restrictions stating that “as a fundamental investment policy, each Fund, except the China Sector Leader Fund and the Brazil Sector Leader Fund, will not make any investment inconsistent with the Fund’s classification as a diversified company under the 1940 Act.”

Valerie Lithotomos

August 19, 2010

General Comments

Comment 48:

We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:

We acknowledge that the Commission may have additional comments on portions of the filing that are currently incomplete when such sections are completed in pre-effective amendments, on disclosures made in response to the Staff’s comments, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Comment 49:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration.

Response:

The Trust has not, and currently does not intend to, submit an exemptive application or no-action request in connection with the registration.

*   *   *   *   *   *   *  *   *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to each Fund’s documents.

Please do not hesitate to contact me at (212) 839-5856 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Gladys Chang

Gladys Chang